SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C. 20549


                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                            CompuDyne Corporation
                              (Name of Issuer)

                   Common Stock (Par Value $.75 Per Share)
                       (Title of Class of Securities)

                                  20479530 6
                               (CUSIP Number)

                              Martin A. Roenigk
                       c/o MicroAssembly Systems, Inc.
                              120 Union Street
                       Willimantic, Connecticut 06226
                               (203) 456-0200

                               with a copy to:

                         Robert J. Metzler II, Esq.
                            Tyler Cooper & Alcorn
                           CityPlace - 35th Floor
                         Hartford, Connecticut 06103
                               (203) 725-6200

          (Name, address and telephone number of person authorized to receive notices and communications)

                               August 21, 1995
                       (Dates of events which require
                          filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with this statement [X].



CUSIP No. 20479530 6
____________________

_____________________________________________________________________________
(1)  Name of Reporting Person:
      Martin A. Roenigk
_____________________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group:
         (a)  X         (b) ____
_____________________________________________________________________________
(3) SEC USE ONLY:

_____________________________________________________________________________
(4) Source of Funds: (PF)
_____________________________________________________________________________
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(3): [ ]
_____________________________________________________________________________
(6) Citizenship: United States
_____________________________________________________________________________
Number of Shares Beneficially Owned by Reporting Person With:

  (7) Sole Voting Power: 1,345,345
_____________________________________________________________________________
  (8) Shared Voting Power: 0
_____________________________________________________________________________
  (9) Sole Dispositive Power: 1,345,345
_____________________________________________________________________________
 (10) Shared Dispositive Power: 0
_____________________________________________________________________________
 (11) Aggregate Amount Beneficially Owned By Reporting Person: 1,345,345
_____________________________________________________________________________
 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
_____________________________________________________________________________
 (13) Percent of Class Represented by Amount in Row (11):
      37.8%
_____________________________________________________________________________
 (14) Type of Reporting Person:  IN



CUSIP No. 20479530 6
____________________

_____________________________________________________________________________
  (1) Name of Reporting Person:
       Alan Markowitz
_____________________________________________________________________________
  (2) Check the Appropriate Box if a Member of a Group:
            (a)  X         (b) ___
_____________________________________________________________________________
  (3) SEC USE ONLY:

_____________________________________________________________________________
  (4) Source of Funds: (PF)
_____________________________________________________________________________
  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(3): [ ]
_____________________________________________________________________________
  (6) Citizenship: United States
_____________________________________________________________________________
Number of Shares Beneficially Owned by Reporting Person With:

  (7) Sole Voting Power: 381,781
_____________________________________________________________________________
  (8) Shared Voting Power: 0
_____________________________________________________________________________
  (9) Sole Dispositive Power: 381,781
_____________________________________________________________________________
 (10) Shared Dispositive Power: 0
_____________________________________________________________________________
 (11) Aggregate Amount Beneficially Owned By Reporting Person:  381,781
_____________________________________________________________________________
 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]
_____________________________________________________________________________
 (13) Percent of Class Represented by Amount in Row (11):
      10.7%
_____________________________________________________________________________
 (14) Type of Reporting Person:  IN


Item 1.   Security and Issuer.

   This Schedule relates to the Common Stock, Par Value $0.75 Per Share ("Common Stock") of CompuDyne Corporation (the "Company"), a Pennsylvania corporation. The address of the Company's principal executive offices is 90 State House Square, Hartford, Connecticut 06103-3720.


Item 2.   Identity and Background.

   This Schedule is filed by Martin A. Roenigk and Alan Markowitz. The business address of Mr. Roenigk is c/o MicroAssembly Systems, Inc., 120 Union Street, Willimantic, Connecticut 06226 ("MicroAssembly Systems"). The business address of Mr. Markowitz is c/o Paragon Financial, 555 City Line Avenue, Balla Cynwyd, Pennsylvania 19004.

   Mr. Roenigk's present principal occupation is as Chairman and President of MicroAssembly Systems, a manufacturing company, located at the above-mentioned address. As of August 21, 1995, Mr. Roenigk became the Chairman, President and Chief Executive Officer of the Issuer. Mr. Roenigk has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Roenigk is a citizen of the United States.

   Mr. Markowitz's present principal occupation is as President of Paragon Financial, a company which invests in private companies. Paragon Financial is located at 555 CityLine Avenue, Balla Cynwyd, Pennsylvania 19004. Mr. Markowitz has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Markowitz is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.

   The aggregate number of, 1,727,126, "shares" of the Company's Common Stock reported in this Schedule by Mr. Roenigk and Mr. Markowitz represent
(a) the number of shares of Common Stock into which they are entitled to convert 1,260,460 shares of the Company's Convertible Preference Stock, Series D (the "Series D Preference Stock") and $400,000 principal amount of the Company's Senior Convertible Promissory Notes, and (b) the number of shares of Common Stock for which Mr. Roenigk has been granted purchase options, all in connection with and pursuant to the terms of a certain Stock Purchase Agreement dated as of August 21, 1995 by and among the Company, Mr. Roenigk, Mr. Markowitz and MicroAssembly Systems (the "Stock Purchase Agreement"). The shares of the Company's Common Stock allocable to each of Mr. Roenigk and Mr. Markowitz from each of the category of derivative securities held by each of them are as follows:

                                   Common Stock Equivalents

                              Mr. Roenigk         Mr. Markowitz
Series D Preference Stock       945,345           315,115
Senior Convertible
  Promissory Notes              200,000            66,667
Options                         200,000
                                _______           _______
Total                         1,345,345           381,782

   As consideration to the Company for its issuance of the Series D Preference Stock, Messrs. Roenigk and Markowitz transferred to the Company all of the issued and outstanding capital stock of MicroAssembly Systems, which capital stock had been held as personal assets by each of them.

   Messrs. Roenigk and Markowitz paid to the Company $300,000 and $100,000, respectively, for the Company's issuance to them of its Senior Convertible Promissory Notes in like amount. Funds used to acquire the $400,000 aggregate principal amount of Senior Convertible Promissory Notes were derived from the personal funds of Messrs. Roenigk and Markowitz, respectively.

   The Company issued to Mr. Roenigk options to purchase 200,000 shares of its Common Stock as an inducement for him to become its Chairman, President and Chief Executive Officer. The exercise price under the options is $1.50 per share of Common Stock, and the options expire on August 20, 2005.


Item 4.   Purpose of Transaction.

   Messrs. Roenigk and Markowitz effected the acquisition of the shares with the intent of assuming control of the Company after negotiating and consummating the Stock Purchase Agreement with the Company's Board of Directors. In connection with the consummation of the Stock Purchase Agreement on August 21, 1995, Norman Silberdick resigned as a director of the Company and as its Chairman, President and Chief Executive Officer. The Company's Board of Directors elected Mr. Roenigk to fill Mr. Silberdick's seat on the Company's Board of Directors and to become its Chairman, President and Chief Executive Officer. Mr. Markowitz was also elected to the Company's six member Board of Directors.

   Except as noted above with respect to the issuance to Mr. Roenigk of the options to purchase 200,000 shares of the Company's Common Stock already included in this statement, neither Mr. Roenigk nor Mr. Markowitz have any present plans or proposals to purchase additional shares of Common Stock or to dispose of the rights to acquire shares of Common Stock currently held. However, additional shares may be purchased from time to time as investment circumstances warrant.

   There are no present plans or proposals which relate to, or would result in, an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company, the sale or transfer of a material amount of the assets of the Company, any change in the present management of the Company, any material change in the present capitalization or dividend policy of the Company, any other material change in the Company's business or corporate structure, any changes in the Company's charter or by-laws which may impede the acquisition of control of the Company by any person, causing any class of securities of the Company to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association, causing any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or any action similar to those enumerated above.


Item 5.   Interest in Securities of the Issuer.

   (a) Mr. Roenigk has beneficial ownership of rights to acquire 1,345,345 shares of the Company's Common Stock, which rights are derived from the right
(i) to convert at any time 945,345 shares of the Company's Series D Preference Stock into 945,345 shares of Common Stock, (ii) to convert at any time $300,000 principal amount of the Company's Senior Convertible Promissory Notes into 200,000 shares of Common Stock, and (iii) to exercise at any time (within 10 years from August 21, 1995) options to purchase up to 200,000 shares of Common Stock at a purchase price of $1.50 per share, all of which were acquired pursuant to the consummation of the Stock Purchase Agreement as set forth in Item 3.

   The Series D Preference Stock currently held by Mr. Roenigk has rights to vote on a share for share basis with the Common Stock on all corporate issues other than the election of directors. For election of directors each share of Series D Preference Stock is entitled to 1/3.08 of a vote as compared to the Common Stock, which is entitled to one vote per share. As of August 21, 1995, the Company had 1,749,622 shares of Common Stock issued and outstanding. Accordingly, Mr. Roenigk's 945,345 shares of Series D Preference Stock represent approximately 31.4% of the voting power of issued and outstanding shares (including the Series D Preference Stock) for all issues other than the election of directors, and approximately 14.2% of such voting power for the election of directors. Assuming the conversion of all of the shares of Series D Preference Stock, the conversion of the entire principal amount of the Senior Convertible Promissory Notes and the exercise by Mr. Roenigk of his options to purchase 200,000 shares of the Company's Common Stock, Mr. Roenigk would hold 1,345,345 shares of the Company's Common Stock, or approximately 37.8% of such Common Stock on a fully diluted basis. Mr. Roenigk does not own or have the right to acquire, directly or indirectly, any other shares of the Company's Common Stock. Mr. Roenigk does, however, own 70,000 shares of common stock, par value $.01 per share, of Corcap, Inc. ("Corcap") and the right to acquire 450,000 additional shares of such common stock at an exercise price of $.15 per share. He is also a director of Corcap. Corcap currently owns 670,881 shares of the Company's Common Stock, which represents approximately 22.3% of the voting power of issued and outstanding shares on all issues other than the election of directors and approximately 30.2% of the voting power of issued and outstanding shares for the election of directors. Corcap's 670,881 shares of Common Stock represent approximately 18.8% of the Company's Common Stock on a fully diluted basis. Mr. Roenigk's 70,000 shares of Corcap common stock represents approximately 2.4% of Corcap's issued and outstanding voting shares. Upon exercise of his options to purchase the additional 450,000 shares of Corcap's common stock, he would hold approximately 15.4% of Corcap's common stock.

  (b) Mr. Markowitz has beneficial ownership of the rights to acquire 381,782 shares of the Company's Common Stock, which rights are derived from the right (i) to convert at any time 315,115 shares of the Company's Series D Preference Stock into 315,115 shares of Common Stock, and (ii) to convert at any time $100,000 principal amount of the Company's Senior Convertible Promissory Notes into 66,667 shares of Common Stock, all of which were acquired pursuant to the consummation of the stock Purchase Agreement as set forth in Item 3.

   The Series D Preference Stock currently held by Mr. Markowitz has rights to vote on a share for share basis with the Common Stock on all corporate issues other than the election of directors. For election of directors each share of Series D Preference Stock is entitled to 1/3.08 of a vote as compared to the Common Stock, which is entitled to one vote per share. As of August 21, 1995, the Company had 1,749,622 shares of Common Stock issued and outstanding. Accordingly, Mr. Markowitz's 315,115 shares of Series D Preference Stock represent approximately 10.5% of the voting power of issued and outstanding shares (including the Series D Preference Stock) for all issues other than the election of directors, and approximately 4.7% of such voting power for the election of directors. Assuming conversion of all of the shares of Series D Preference Stock and the conversion of the entire principal amount of the Senior Convertible Promissory Notes, Mr. Markowitz would hold 381,782 shares of the Company's Common Stock, or approximately 10.7% of such Common Stock on a fully diluted basis. Mr. Markowitz does not own or have the right to acquire, directly or indirectly, any other shares of the Company's Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

   Mr. Roenigk and Mr. Markowitz have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves with respect to any securities of the Company which relate to such matters as transfer or voting of any such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no such contract, arrangement, understanding or relationship exists between or among them and the Company. However, Messrs. Roenigk and Markowitz have in the past consulted, and can in the future be expected to consult between themselves and with other members of the Company's management concerning their respective investments in the Company.


Item 7.   Material to be filed as Exhibits.

    (1) Stock Option Agreement dated August 21, 1995 by and between Martin Roenigk and the Company.


                                 SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  August 30, 1995

                                   /s/ Martin A. Roenigk
                                   Martin A. Roenigk


                                   /s/ Alan Markowitz
                                   Alan Markowitz



          ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF
          FACT CONSTITUTE CRIMINAL VIOLATIONS (18 U.S.C. 1001).